UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

X Form C: Offering Statement
   Form C-U: Progress Update
   Form C: Amendment to Offering Statement
   Check box if Amendment is material and investors must reconfirm within five business days.
   Form C-AR: Annual Report
   Form C-AR/A: Amendment to Annual Report
   Form C-TR: Termination of Reporting

Name of issuer/borrower

364 West 10th Street, Inc.

Legal status of issuer Form

Corporation

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
8/11/2017

Physical address of issuer
16299 Foothill Blvd
Fontana, CA, 92335

Website of issuer
None

Name of intermediary through which the offering will be conducted

DreamFunded Marketplace, LLC

CIK number of intermediary

0001670761

SEC file number of intermediary

007-00037

CRD number, if applicable, of intermediary

6639970

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering

3% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest

None

Type of security offered

Secured Promissory Note Interests

Target number of securities to be offered
NA

Price (or method for determining price)
NA

Target offering amount
$100,000

Oversubscriptions accepted:
X   Yes
No

Oversubscriptions will be allocated:
Pro-rata basis
First-come, first-served basis

X Other: At issuer's discretion

Maximum offering amount (if different from target offering amount)
$100,000

Deadline to reach the target offering amount
Sep 30, 2017

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

FINANCIAL SUMMARY

	Fiscal year-ended December 31, 2015	Fiscal Year Ended December 31, 2016	Six Months Ended June 30, 2017
Total Assets/Value of	$0.00	$0.00	$171,230
Cash & Cash Equivalents	$0.00	$0.00	$0.00
Accounts Receivable	$0.00	$0.00	$0.00
Short-term Debt	$0.00	$0.00	$0.00
Long-term Debt	$0.00	$0.00	$0.00
Revenues/Sales	$0.00	$0.00	$0.00
Cost of Goods Sold	$0.00	$0.00	$0.00
Taxes Paid	$0.00	$0.00	$0.00
Accumulated Deficit	$0.00	$0.00	$171,230

Current number of employees
NA

The jurisdictions in which the issuer intends to offer the securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

August 7, 2017

FORM C

Up to $100,000 (if oversubscribed)

364 West 10th Street, Inc.

Interests in Secured Promissory Note

This Form C (including the cover page and all exhibits attached hereto, the "Form C ") is being furnished by 364 West 10th Street, Inc, a Delaware Corporation (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in the Common Stock of the Company (the "Note Interests"). Purchasers of Note Interests are sometimes referred to herein as "Purchasers." The Company intends to raise $100,000 from Purchasers in the offering of Note Interests described in this Form C (this "Offering"). The minimum amount of securities that can be purchased is $500 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Note Interests of the Company are set forth below in the section entitled "*The Offering and the Note Interests--The Note Interests*". In order to purchase Note Interests, a prospective investor must complete and execute a Note Participation Agreement.

Purchases or "Subscriptions" may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Note Interests at any time and for any reason.

The Offering is being made through DreamFunded Marketplace, LLC as (the "Intermediary").

	Price to Purchasers	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount	$500.00	$15.00	$485
Aggregate Minimum Offering Amount	$10,000	$300	$9,700
Aggregate Maximum Offering Amount	$100,000	$3,000	$97,000

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.

(2)   DreamFunded Marketplace, LLC will receive 3% of the total proceeds received and DreamFunded Servicing, LLC will receive the difference between the interest paid by the borrower and the interest payable to the investors, which is 1% of the outstanding balance per annum.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Note Interests and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, neither the U.S. Note Interests and Exchange

Commission nor any state securities authority has not made an independent determination that these securities are exempt from registration. An issuer filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the

repurchase of all the Note Interests sold in this offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is August 14, 2017

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY PURCHASER EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE PURCHASER LIVES OUTSIDE THE UNITED STATES, IT IS THE PURCHASER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH AY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR THEIR CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could

affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward- looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

ONGOING REPORTING

The Company will file a report electronically with the Note Interests & Exchange Commission annually and post the report on its website, no later than August 7, 2018. Once posted, the annual report may be found on the Company's website at: DreamFunded.com The Company must continue to comply with the ongoing reporting requirements until: the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act; the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000; the Company has filed at least three annual reports pursuant to Regulation CF; the Company or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Note Interests only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Note Interests. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Note Interests.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

I. SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

364 West 10th Street, Inc (the "Company") is a Delaware Corporation, organized on 8/11/2017 for the purpose of acquiring, developing, marketing, and reselling certain real property located in San Bernardino County (the "Property"). In making an investment decision with respect to our securities, you should only consider the information contained in this Form C.

A. The Business

364 West 10th Street, Inc is a company formed for the purpose of acquiring, improving, developing, and selling the Property. The Property consists of a 3 bedroom, 1 bath; single-family home 1,012 square feet built in 1920.

Legal Description
Lot 10
Tract No
Abbrev. Description HOME BUILDERS MONTE VISTA TRACT LOT 10 AND PTN ALLEY VAC ON N

The Company is offering interests ("Note Interests") in a secured promissory note ("Note") in the amount of $100,000. The Note is secured by a Multi-Beneficiary Deed of Trust, Assignment of Rents, Security Agreement and Fixture Filing ("Security Instrument") granting a first position security interest in the Property to the investors in the Offering, each as a beneficiary under the Security Instrument.

Based on the Realtors Valuation Model the market value is $171,230, which is based upon a review of the comparable properties listed below. The loan to value based upon this valuation will be 58%.

Recent Neighborhood Sales

Address	Bd	Ba	Year	SF	Lot Size	Sale Date	Sale Price
220 E 11TH ST	2	1	1929	1,045	0.54	2017-06-16	$185,000
619 N CRESCENT AVE	2	1	1912	904	0.71	2017-01-12	$139,000
1146 N SIERRA WAY	2	1	1926	728	0.36	2016-10-21	$173,500
129 E 11TH ST	2	1	1930	848	0.39	2016-10-05	$175,000
336 W 11TH ST	2	1	1910	972	0.13	2016-09-27	$156,000
148 W 11TH ST	2	1	1926	848	0.31	2016-11-16	$153,000
279 W 11TH ST	2	1	1922	728	0.14	2017-04-18	$139,500
1136 N SIERRA WAY	2	1	1926	1,103	0.36	2017-04-19	$170,000
216 E 11TH ST	3	1	1929	1,066	0.53	2017-02-28	$155,500

Dreamfunded Servicing, LLC, a Delaware limited liability company ("Agent"), shall act as the agent on behalf of the investors and shall service the loan and otherwise act on behalf of the Note holders/beneficiaries in accordance with the terms of the Note Participation Agreement entered into between each of the investors and DreamFunded Servicing, LLC.

Information about Investing in the Note

Total Amount of Offering: $100,000
Minimum Investment (per investor) in this Note: $500
Information about the Note
Borrower: 364 West 10th Street, Inc
Interest Rate Payable by Borrower: 11.00%, interest only Term: 24

months Information about the Corresponding Borrower Loan

Security for the Corresponding Borrower Loan: Multi-Beneficiary First Trust Deed
Real Property Data and Information:
Interest Rate Payable by Borrower: 11.00%
Interest Rate Payable to Investors: 10.00%
Term: 24 months
Expected Fees Charged by the Platform: $3,000

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B. **The Offering**

Promissory Note Interests	
Amount of being offered	$100,000
Minimum investment amount per investor	$500
Offering deadline	Sep. 30st, 2017
Use of proceeds	See the description of the use of proceeds on page 13 hereof.
Voting Rights	NA

II.   RISK FACTORS

A. **Risks Related to the Company's Business and Industry**

We have no operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

We were incorporated under the laws of Delaware on 8/11/2017. Accordingly, we have no history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with new enterprises. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.

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In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We have no operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

We were incorporated under the laws of Delaware on 8/7/2017. Accordingly, we have no history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with new enterprises. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

Purchasers of the Company's properties may finance their acquisition with mortgage financing.

Property demand is adversely affected by reduced availability of mortgage financing and factors that increase the upfront or monthly cost of financing a home such as increases in interest rates, insurance premiums, or limitations on mortgage interest deductibility. The recent decrease in the willingness and ability of lenders to make home mortgage loans, the tightening of lending standards, greater down payment requirements and the limitation of financing product options, have made it more difficult for homebuyers to obtain acceptable financing. Any substantial increase in short-term and/or long-term mortgage interest rates or unavailability of mortgage financing may adversely affect the ability of prospective buyers to obtain financing to purchase the

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Property or for the Company to refinance the Property. A disruption in the credit markets and/or the curtailed availability of mortgage financing may adversely affect the our business and results of operations.

Competition could limit our ability to operate our business profitably.

Our real estate development business will compete with other similarly situated and better capitalized competitors to attract purchasers. Our competitors' properties may be better quality, in a more desirable location or have leasing terms more favorable than we can provide. In addition, our ability to compete and generate favorable returns depends upon, among other factors, trends of the national and local economies, the financial condition and liquidity of current and prospective renters, availability and cost of capital, taxes and governmental regulations. Given our significant competition, we cannot assure you that it will be successful in developing and acquiring our properties or in generating favorable returns, which would materially and adversely affect our business and results of operations.

The former decline in economic conditions and disruptions to markets could cause us to suffer operating losses, adversely affect our liquidity, and create other business problems for us.

The global and U.S. economies experienced significant declines in 2008 and 2009 from which they have not fully recovered. The real estate and other markets suffered unprecedented disruptions, causing many major institutions to fail or require government intervention to avoid failure, which placed severe pressure on liquidity and asset values. These conditions were brought about largely by the erosion of U.S. and global credit markets, including a significant and rapid deterioration of the mortgage lending and related real estate markets. While there have been indications of a partial recovery we could experience significant losses, resulting primarily from significant provisions for credit losses and impairment charges resulting in substantial decreases in the net carrying value of our assets as a consequence of the difficult economic environment. Economic conditions or the real estate and other markets generally may not fully recover in the near term, in which case we could experience losses and write-downs of assets, and could face capital and liquidity constraints and other business challenges.

Real estate loans are subject to the risks typically associated with real estate.

The loan is secured by a lien on real property that, upon the occurrence of a default on the loan, could result in our acquiring ownership of the Property. We will not know whether the values of the Property ultimately securing the Loan will remain at the levels existing on the dates of origination of the Loan. If the values of the Property declines, your risk will increase because of the lower value of the security associated with the loan. In this manner, real estate values could impact the values of your investments. Your investments may be similarly affected by real estate property values. Therefore, your investment will be subject to the risks typically associated with real estate. The value of real estate may be adversely affected by a number of risks, including:

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- natural disasters such as hurricanes, earthquakes and floods;

- acts of war or terrorism, including the consequences of terrorist attacks;

- adverse changes in national and local economic and real estate conditions;

- an oversupply of (or a reduction in demand for) space in the areas where particular properties are located and the attractiveness of particular properties to prospective tenants;

- political changes, changes in governmental laws and regulations, fiscal policies and zoning ordinances and the related costs of compliance therewith and the potential for liability under applicable laws;

- costs of remediation and liabilities associated with environmental conditions affecting properties; and

- the potential for uninsured or underinsured property losses.

The value of the Property is affected significantly by its ability to generate cash flow and net income or upon the ability for it to increase in value. Many expenditures associated with properties (such as operating expenses and capital expenditures) cannot be reduced when there is a reduction in income from the Property or if values decrease. These factors may have a material adverse effect on the ability of the Company to pay the Loan, as well as on the value of the Property collateral.

A prolonged economic slowdown, a lengthy or severe recession or declining real estate values could harm your investment.

The investment in the Note is susceptible to economic slowdowns or recessions, which could lead to financial losses in your investment. An economic slowdown or recession, in addition to other non-economic factors such as an excess supply of properties, could have a material negative impact on the value of the Property. The Company may also be less able to pay principal and interest on the loan if the real estate economy weakens. Further, declining real estate values significantly increase the likelihood that you will incur losses on your loan in the event of default because the value of your collateral may be insufficient to cover your cost on the loan. Any sustained period of increased payment delinquencies, foreclosures or losses could adversely affect investment.

Incorrect valuations could result in losses.

Any valuation of the Property is highly subjective and may be subject to error. In the event that the Property valuation we underestimate the risks relative to the price we pay for a particular investment, we may experience losses with respect to such investment.

The Company's form of entity may cause special risks or hinder your recovery.

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Since the Company's is a legal entities rather than an individual, your risk of loss may be greater than those of mortgage loans made to individuals. Unlike individuals involved in bankruptcies, most of the entities generally do not have personal assets and creditworthiness at stake. The terms of the mortgage loans generally require that the borrowers covenant to be single-purpose entities, although in some instances the borrowers are not required to observe all covenants and conditions that typically are required in order for them to be viewed under standard rating agency criteria as "single-purpose entities." Borrowers' organizational documents or the terms of the mortgage loans may limit their activities to the ownership of only the related mortgaged property or properties and limit the borrowers' ability to incur additional indebtedness. These provisions are designed to mitigate the possibility that the borrowers' financial condition would be adversely impacted by factors unrelated to the mortgaged property and the mortgage loan in the pool.

The bankruptcy of a Company as the borrower, may impair your ability to enforce your rights and remedies under the Security Instrument.

Our business operations are susceptible to, and could be significantly affected by, adverse weather conditions and natural disasters that could cause significant damage to our properties.

Although we intend to obtain insurance for our properties, our insurance may not be adequate to cover business interruption or losses resulting from adverse weather or natural disasters. In addition, our insurance policies may include substantial self-insurance portions and significant deductibles and co-payments for such events, and recent hurricanes in the United States have affected the availability and price of such insurance. As a result, we may incur significant costs in the event of adverse weather conditions and natural disasters. If we experience a loss that is uninsured or which exceeds our policy limits, we could incur significant costs and lose the capital invested in the damaged properties, as well as the anticipated future cash flows from those properties. In addition, if the damaged properties are subject to recourse indebtedness, we would continue to be liable for the indebtedness, even if these properties were irreparably damaged. In addition, certain of our properties may not be able to be rebuilt to their existing height or size at their existing location under current land-use laws and policies. In the event that we experience a substantial or comprehensive loss of one of our properties, we may not be able to rebuild such property to its existing specifications and otherwise may have to upgrade such property to meet current code requirements.

General economic conditions could have an adverse effect on our business and results of operations.

Our business is sensitive to general economic conditions, both nationally and locally, as well as international economic conditions. General poor economic conditions and the resulting effect of non-existent or slow rates of growth in the markets in which we operate could have an adverse effect on the demand for our real estate business. These poor economic conditions include higher unemployment, inflation, deflation, increased commodity costs, decreases in consumer demand, changes in buying patterns, a weakened dollar, higher transportation and fuel costs, higher consumer debt levels, higher tax rates and other changes in tax laws or other economic factors that may affect commercial and residential real estate. Specifically, high national or regional

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unemployment may arrest or delay any significant recovery of the residential real estate markets in which we operate, which could adversely affect the demand for our real estate assets.

Uninsured losses may adversely affect our business.

We carry property and liability insurance policies with respect to the properties. This coverage has policy specifications and insured limits customarily carried for similar properties. However, certain types of losses (such as from earthquakes and floods) may be either uninsurable or not economically insurable. Further, certain properties are located in areas that are subject to earthquake activity and floods. Should a property sustain damage as a result of an earthquake or flood, we may incur losses due to insurance deductibles, co-payments on insured losses or uninsured losses. Should an uninsured loss occur, we could lose some or all of our capital investment, cash flow and anticipated profits related to one or more properties. This could have an adverse effect on our business and results of operations.

Increasing interest rates may adversely affect us.

Amounts outstanding under our credit agreements bear interest at variable interest rates. When interest rates increase, so will our interest costs, which could adversely affect our cash flow, our ability to pay principal and interest on our debt, our cost of refinancing our debt when it becomes. An increase in interest rates could decrease the amount buyers may be willing to pay for our properties, thereby reducing the market value of our properties and limiting our ability to sell properties or to obtain mortgage financing secured by our properties. Further, increased interest rates may effectively increase the cost of properties we acquire to the extent we utilize leverage for those acquisitions and may result in a reduction in our acquisitions. Interest rates may increase our cost of capital, including decreasing the amount of equity and debt we may be able to raise, increasing the extent of dilution from any equity offering we may make or increasing the costs to us for any such equity or debt offering.

Market Fluctuations in Rental Rates and Occupancy Could Adversely Affect Our Operations.

As leases turn over, our ability to re-lease the space to existing or new tenants at rates equal to or greater than those realized historically may be impacted by, among other things, the economic conditions of the market in which a property is located, the availability of competing space (including sublease space offered by tenants who have vacated space in competing buildings prior to the expiration of their lease term), and the level of improvements which may be required at the property. We cannot be assured that the rental rates we obtain in the future will be equal to or greater than those obtained under existing contractual commitments. If we cannot lease all or substantially all of the expiring space at our properties promptly, or if the rental rates are significantly lower than expected, then our results of operations could be negatively impacted.

Climate change may adversely impact our business.

There is growing concern from members of the scientific community and the general public that an increase in global average temperatures due to emissions of greenhouse gases and other human

22

activities have or will cause significant changes in weather patterns and increase the frequency and severity of climate stress events. Climate change, including the impact of global warming, creates physical and financial risk. Physical risks from climate change include an increase in sea level and changes in weather conditions, such as an increase in intense precipitation and extreme heat events, as well as tropical and non-tropical storms. The occurrence of one or more natural disasters, such as hurricanes, fires, floods, and earthquakes (whether or not caused by climate change), could cause considerable damage to our properties, disrupt our operations and negatively impact our financial performance. To the extent these events result in significant damage to or closure of one or more of our buildings, our operations and financial performance could be adversely affected through lost tenants and an inability to lease or re-lease the space. In addition, these events could result in significant expenses to restore or remediate a property, increases in fuel (or other energy) prices or a fuel shortage and increases in the costs of insurance if they result in significant loss of property or other insurable damage.

We may obtain only limited warranties when we purchase a property and would have only limited recourse in the event our due diligence did not identify any issues that lower the value of our property.

The seller of a property often sells such property in its "as is" condition on a "where is" basis and "with all faults" without any warranties of merchantability or fitness for a particular use or purpose. In addition, purchase and sale agreements may contain only limited warranties, representations and indemnifications that will only survive for a limited period after the closing. The purchase of properties with limited warranties increases the risk that we may lose some or all of our invested capital in the property, as well as the loss of rental revenue from that property, which could negatively affect our business and the value of your investment.

We did not obtain a third party appraisal of the Property.

The valuation of the Property is based on representations of the Company and a review of comparable properties by the Agent. No appraisal or third party valuation was obtained. If the valuation is low or incorrect and the investors are required to acquire the Property through foreclosure, the investors could lose a portion of their investment.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

III. BUSINESS

A. Description of the Business

364 West 10th Street, Inc is a company formed for the purpose of acquiring, improving,

developing, renting and/or selling the real property located in 364 West 10th Street, Inc., San Bernardino, Ca. 92410.

Year Built: 1920
Living Area (SF): 1,012
Total Rooms: 5 Census Tract: 005600
Bedrooms: 3 APN: 0140-063-17
Baths: 1 Land Use:
RSFR
Lot Size (SF): 7,250

APN: 0140-063-17
Lot 10 HOME BUILDERS MONTE VISTA TRACT LOT 10 AND PTN ALLEY VAC ON N

Information about Investing in the Note

Total Amount of Offering: $100,000
Minimum Investment (per investor) in this Note: $500
Information about the Note
Borrower: 364 West 10th Street, Inc.
Interest Rate: 11.00%, interest only Term: 24

months Information about the Corresponding

Borrower Loan

Security for the Corresponding Borrower Loan: Multi-Beneficiary First Trust Deed
Real Property Data and Information:
Interest Rate Payable by Borrower: 11.00%
Interest Rate Payable to Investors: 10.00%
Term: 24 months
Expected Fees Charged by the Platform:

$3,000 Additional Relevant Information:

B. Description of the Property

The Property consists of a 3 bedroom, 1 bath; single-family home 1,012 square feet built in 1920.

B.C.   **Litigation**: None.

C.D.   **The Company conducts business in San Bernardino.**

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to

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conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the

Real estate markets are highly competitive and the Company is confronted by aggressive competition in all areas of its business from other developers and speculators.

IV.   USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Offering Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	3%	$3,000	3%	$3,000
Estimated Attorney Fees	0	0	0	0
Estimated Accountant/Auditor Fees	0	0	0	0
Marketing	0	0	0	0
Research and Development	0	0	0	0
Manufacturing	0	0	0	0
Equipment Purchases	0	0	0	0
Purchase of Real Property	0	0	0	0
Future Wages	0	0	0	0
Accrued Wages	0	0	0	0
Accrued expenses of officers, directors or employees	0	0	0	0
Repayment of Debt	0	0	0	0
Repayment of obligations in arrears	0	0	0	0
Property Improvements*	3%	$97,00	3%	$97,000

Offering Marketing Fees	0	0	0	0
Total		$97,000		$97,000

* Property Improvements include, but not limited to rehab of bathroom, kitchen, flooring, paint, and yard.

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds under the following circumstances: The Company make change the use of proceeds depending on actual costs of products and costs of marketing campaigns.

V. DIRECTORS, OFFICERS AND EMPLOYEES

A. Directors and Officers

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Estela Mata expertise in the real estate industry, specializes on property management and the management of real estate investments, goes as far back as 20 years. Mata, is the General Manager of Superior Homes, LLC.

Superior Homes, LLC was formed in January 2005. Throughout its 10 years of life this company has purchased and rehabbed to sell or manage residential and commercial real estate. Its strong portfolio of properties Superior Homes holds and manages, generates a rental income specifically located in the Inland Empire.

Asides from managing residential and commercial buildings Mata also has a portfolio of vacant lots she manages through Morongo VIK, LP. Mata, also is the General Partner of Morongo VIK, LP. Founded in 2007, since then this company has purchased residential properties and holds vacant lots for residential development.

Alta Loma Estates Revocable Trust, is Limited Partner of Morongo V.I.K, which Mata is 100% beneficiary of this revocable trust.

Prior to managing properties and real estate investments, Mata, became a licensed realtor in 1997. As a broker and owner of Central Realty Group, Mata has gained a wide experience in management and investments.

Estela maintains an active involvement in several community service organizations. She received her associates degree in 1986 from CETIS134 in Mexico. Estela has two daughters and enjoys as a hobby interior decor and reading.

B. Control/Major Decisions

The table below sets forth who can make the following major decisions with respect to the Company on behalf of the Company:

Decision	Person/Entity
Issuance of additional securities	Board of Directors
Incurrence of indebtedness	Board of Directors
Sale of property, interests or assets of the Company	Board of Directors
Determination of the budget	Board of Directors
Determination of business strategy	Board of Directors
Dissolution of liquidation of the Company	Board of Directors

C. Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgements, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

D. Employees

The Company currently has no employees in 364 West 10th Street, Inc.

VI. CAPITALIZATION AND OWNERSHIP

A. Capitalization

The Company has a single class of security, which is owned by Estella Mata, its sole owner.

B. Debt

The Company has the following debt outstanding:

Type of debt	0
Name of creditor	0
Amount outstanding	0
Interest rate and payment schedule	0
Amortization schedule	
Describe any collateral or security	0
Maturity date	0
Other material terms	0

C. Warrants

The Company has not offered warrants.

D. Prior Offerings

The Company has not conducted any prior securities offerings in the past three years:

E. Property Valuation

Based on the Realtors Valuation Model the market value is $171,230.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

F. Ownership

The Property is owned by the Company. The Company's shareholders consist of the following

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person(s):

Name	Class of securities (common/preferred)	Number of Shares/Units	Percentage Owned Prior to Offering
Estella Mata	Common Shares	1,500	100%

Following the Offering, the Purchasers will not own any portion of the Company but will own 100% of the Company's debt which is secured by the Property.

VII. FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information.

A. Operations

The Company only operations are owning and developing the Property. Property development, maintenance costs, utilities, real estate taxes and sales commissions are the only expenses. The Company currently requires $1,000 a month to sustain operations.

B. Liquidity and Capital Resources

The proceeds of the offering are necessary to develop and improve the Property and market and sell it upon completion of the improvements. We plan to use the proceeds as set forth above under "use of proceeds", which is an indispensable element of our business strategy. The offering proceeds will be used to execute our business strategy.

The Company will not require additional financing in excess of the proceeds from the Offering in order to sustain operations for the next 12 months.

The Company does have any additional sources of capital other than the proceeds from the offering.

Such additional sources of capital are not necessary to the operations of the Company.

C. Capital Expenditures and Other Obligations

The Company has not made any material capital expenditures in the past two years.

D. Material Changes and Other Information Trends and Uncertainties

The Company does not currently believe it is subject to any trends or uncertainties outside of regular fluctuations in the national and local real estate markets.

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgement. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

VIII. THE OFFERING AND THE SECURITIES

A. The Offering

The Company is offering a secured promissory note (the "Note") in the amount of $100,000 ("Offering Amount"), which Note shall be offered in one or more secured promissory note interests (the "Note Interests"). The Note is secured by a multi-beneficiary deed of trust and security agreement (the "Security Instrument") granting the Note holders a first position lien in the Property located in San Bernardino. DreamFunded Servicing, LLC will act a lender agent on behalf of the holders of the Note Interests and the beneficiaries under the Security Instrument in accordance with the Note Participation Agreement.

The Company must raise the offering amount by Sep 30st, 2017 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Offering Amount by the Offering Deadline, the transaction will not close and no Note Interests will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential purchasers without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will not accept investments in excess of the Offering Amount.

The proceeds of the Offering will be used by the Company to make improvements to the Property and prepare such property for resale.

In order to purchase the Note Interests you must make a commitment to purchase by completing the Note Participation Agreement. Purchaser funds will be held in escrow with Jump Start Securities until the Offering Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Offering Amount has been reached. If the Company reaches the Offering Amount prior to the Offering Deadline, it may close the Offering after five (5) days from reaching the Offering Amount and providing notice to the Purchasers. If any material change (other than reaching the Offering Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Offering Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Note Interests in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Note Interests via Digital Registry in exchange for his or her investment as soon as practicable thereafter.

Note Participation Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The Offering is being made through DreamFunded Marketplace, LLC. (the "Intermediary"). In exchange for its services, DreamFunded Marketplace, LLC. will receive a commission equal to 3% percent (3%) of the total offering amount.

Transfer Agent and Registrar

The transfer agent and registrar for the Note Interests is Jump Start Securities.

B. The Note Interests

The Note Interests constitute an undivided interest in the Note and the rights of beneficiary under the Security Instrument. The Note Interests are debt securities and do not entitle the holder to an equity interest in the Company or a security interest in any of the assets other than the Property. The Note and the obligations thereunder are not personally guaranteed. In the event of a default the Lender Agent will enforce the remedies set forth in the Note and the Security Instrument on behalf of the holders of the Note Interests as set forth in the Note Participation Agreement. In the event of a foreclosure, the Lender Agent shall take title to the Property in the name of the beneficiaries as tenants in common, or the Lender Agent may, under the direction of the Note Interest Holders, form a new single purpose entity that is owned by the Note Interest holders that will hold the Property. The Lender Agent has no rights to the Note, the Security Instrument or Property and acts solely as agent on behalf of the Note Interest holders.

C. Restrictions on Transfer

The Note Interests being offered may not be transferred by any Purchaser of such Note Interests during the one-year holding period beginning when the Note Interests were issued, unless such securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Note Interests, you may not be able to find another party willing to purchase them.

D. Other Material Terms

The Company does not have the right to repurchase the Common Stock.

IX. TAX MATTERS

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential purchasers who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL PURCHASER SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

X. TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

A. Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has not conducted any transactions with related persons:

B. Conflicts of Interest

The Company has engaged in no transactions or relationships which may give rise to a conflict of interest with the Company, its operations and its security holders.

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XI. OTHER INFORMATION

A. Bad Actor Disclosure

No bad actors are involved. Our escrow company FundAmerica will do a bad actor check as well.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Estela Mata
_____
(Signature)

365 West 10th Street, Inc
_____
(Issuer)

CEO
_____
(Title)

08/15/2017
_____
(Date)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

Estela Mata
_____
(Signature)

Estela Mata
_____
(Name)

CEO
_____
(Title)

08/15/2017
_____
(Date)

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EXHIBITS

Exhibit A   Financial Statements

Exhibit B   Note

Exhibit C   Deed of Trust

Exhibit D   Note Participation Agreement

Exhibit E   Valuation

Exhibit F   Title Report

EXHIBIT B
Note

EXHIBIT C
Deed of Trust

EXHIBIT D
Note Participation Agreement

EXHIBIT E
Valuation

EXHIBIT F
Title Report